SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2003

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Press Release Announcing Playboy Enterprises and Claxson Interactive Group Inc.’s Agreement on a New International TV Deal	3

Signatures		7

Item 1. Press Release Announcing Playboy Enterprises and Claxson Interactive Group Inc.’s Agreement on a New International TV Deal

FOR IMMEDIATE RELEASE

PLAYBOY ENTERPRISES AND CLAXSON INTERACTIVE GROUP, INC.
AGREE ON NEW INTERNATIONAL TV DEAL

-Playboy to Own 27 International Networks-
-Claxson and Playboy Remain Partners in Latin America and Iberia with
Claxson Obtaining Management Control-

CHICAGO and BUENOS AIRES, Thursday, December 26, 2002 – Playboy Enterprises, Inc. (PEI) (NYSE: PLA, PLAA) and Claxson Interactive Group Inc. (Claxson) today announced the completion of a new deal, which replaces their joint venture, Playboy TV International, LLC (PTVI). Under the terms of the new agreements, PEI’s equity in the venture’s international networks and television distribution outside of Latin America and Iberia increases to 100% from 19.9% in return for the release of Claxson from future library and programming payments. Claxson and PEI will retain their existing 81%/19% respective ownership splits in Playboy TV Latin America and Iberia (PTVLA).

     PTVI was created in 1999 as a joint venture between PEI and an affiliate of the Cisneros Group, which in 2001 combined with other entities to become Claxson. PEI owned 19.9% of the venture with the option to buy up to 50%, while Claxson owned 80.1%. PTVI’s mission was to launch, own and operate Playboy TV networks outside of the United States and Canada. Since its formation, PTVI has launched 16 Playboy TV and movie networks in 36 countries. Today, these networks, combined with those that PEI had launched prior to 1999, collectively reach approximately 34 million households.

     As part of the original 1999 agreement, PEI was scheduled to receive from PTVI $100 million primarily in international television programming and trademark payments in exchange for rights to its then existing library. Of the $100 million, $42.5 million has been paid to date with $57.5 million remaining outstanding. In addition, through September 30, PEI also received $34.2 million in quarterly payments as part of the original PTVI long-term output agreement for the international television rights to programming. Under the new arrangement, these payments from PTVI to PEI will end, and Claxson will not be required to fund the remaining capital contributions under the original operating agreement.

     Under the new agreements, PEI is assuming ownership of 27 networks in Europe and Asia. PEI said that even without the programming payments, it expects the international TV business to contribute positive cash flow in 2003. PEI also said that the

PTVI networks will be consolidated into its Entertainment Group for financial reporting purposes.

     Likewise, Claxson will obtain control over PTVLA’s management and will consolidate its operations into its Pay TV division for financial reporting purposes. Going forward, PTVLA will consist of the Playboy TV and movie networks in Latin America, Spain and Portugal, including 100% of a local adult channel, Venus. PEI will receive an annual license fee of 17.5% of PTVLA’s revenues with a guaranteed annual minimum in return for programming and trademark rights.

     Christie Hefner, chairman and chief executive officer of PEI, said: “Our international TV networks have proven to be highly successful and represent significant growth potential both in existing territories where household penetration is only 10% now and new countries.”

     Roberto Vivo, chairman and chief executive officer of Claxson, said: “With this new agreement, Claxson solidifies its financial position and continues to develop a long-term partnership with one of the leading brands in the world. By combining our expertise in managing Playboy TV in Latin America and Iberia with PEI’s brand awareness and programming expertise, we are sure that we can continue to add value to both companies’ international operations.”

     Other terms of the agreement include the following:

•	PEI obtains 100% ownership of Playboy TV en Espanol, the US Hispanic network reaching more than three million households, paying a fee of 20% of U.S. Hispanic revenues for the PTVLA feed;

•	Claxson returns to PEI its approximately 3% equity stake in Playboy.com;

•	The two companies agree to restructure their Latin American internet joint venture in favor of revenue share and promotional agreements for their respective internet businesses in Latin America.

•	The agreements are effective April 1, 2002.

About Playboy

Playboy Enterprises is a brand-driven, international multimedia entertainment company that publishes editions of Playboy magazine around the world; operates Playboy and Spice television networks and distributes programming via home video and DVD globally; licenses the Playboy and Spice trademarks internationally for a range of consumer products and services; and operates Playboy.com, a leading men’s lifestyle and entertainment Web site.

This release contains “forward-looking statements,” as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which could cause Playboy’s actual results, performance or outcomes to differ materially from those expressed or implied in the forward-looking statements. The following are some of the important factors that could cause Playboy’s actual results, performance or outcomes to differ materially from those discussed in the forward-looking statements:

(1)	foreign, national, state and local government regulation, actions or initiatives, including:

(a)	attempts to limit or otherwise regulate the sale, distribution or transmission of adult-oriented materials, including print, video and online materials,
(b)	limitations on the advertisement of tobacco, alcohol and other products which are important sources of advertising revenue for Playboy,
(c)	substantive changes in postal regulations or rates which could increase Playboy’s postage and distribution costs, or
(d)	changes in or increased regulation of gaming businesses, which could limit Playboy’s ability to obtain licenses, and the impact of any new legislation on gaming businesses generally;

(2)	risks associated with Playboy’s foreign operations, including market acceptance and demand for Playboy products and the products of its licensees and Playboy’s ability to manage the risk associated with its exposure to foreign currency exchange rate fluctuations;
(3)	increases in interest rates;
(4)	changes in general economic conditions, consumer spending habits, viewing patterns, fashion trends or the retail sales environment which, in each case, could reduce demand for Playboy’s programming and products and impact its advertising revenues;
(5)	Playboy’s ability to protect its trademarks and other intellectual property;
(6)	risks as a distributor of media content, including Playboy becoming subject to claims for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement, and other claims based on the nature and content of the materials distributed;
(7)	the dilution from any potential issuance of additional common stock in connection with acquisitions Playboy makes or investments in Playboy.com;
(8)	competition for advertisers from other publications, media or online providers or any decrease in spending by advertisers, either generally or with respect to the adult male market;
(9)	competition in the television, men’s magazine and Internet markets;
(10)	the television and Internet businesses reliance on third parties for technology and distribution, and any changes in that technology and/or unforeseen delays in its implementation which might affect Playboy’s plans and assumptions;
(11)	risks associated with losing access to transponders, competition for transponders and channel space and any decline in Playboy’s access to, and acceptance by, cable and DTH systems or any deterioration in the terms or cancellation of fee arrangements with operators of these systems;
(12)	attempts by consumers or citizens groups to exclude Playboy’s programming from pay television distribution;
(13)	risks associated with integrating the operations of the networks related to the Califa acquisition and the risks that Playboy may not realize the expected operating efficiencies, synergies, increased sales and profits and other benefits from the acquisition;
(14)	risks associated with the impact that the financial condition of Claxson Interactive Group Inc. or any of its subsidiaries (Claxson), Playboy’s venture partner, may have on its existing PTVLA partnership relationship or the recently concluded restructuring of the joint venture relationships between Playboy and its affiliates, on the one hand, and Claxson and its affiliates, on the other hand, and the risks that Playboy may not realize the expected operating effciencies, synergies, revenues and profits and other benefits from the restructuring of Playboy’s joint venture relationships;
(15)	increases in paper or printing costs;
(16)	effects of the national consolidation of the single-copy magazine distribution system;
(17)	uncertainty of the viability of the Internet gaming, e-commerce, advertising and subscription businesses; and
(18)	Playboy’s ability to obtain adequate third-party financing to fund its Internet business, and the timing and terms of such financing.

About Claxson

Claxson Interactive Group Inc. is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Claxson was formed on September 21, 2001 in a merger transaction, which combined El Sitio, Inc. and other media assets contributed by funds affiliated with Hicks, Muse, Tate & Furst Inc. and members of the Cisneros Group of Companies. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

# # #

Contacts:

Playboy	Claxson
Jeff Majtyka Brainerd Communicators 212-986-6667	Alfredo Richard 305-894-3588

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: January 6, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer